Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     BELLUS Health Announces Stock Listing Transfer from NASDAQ Global Market to NASDAQ Capital Market

     LAVAL, QC, Nov. 13 /CNW Telbec/ - BELLUS Health Inc. (NASDAQ: BLUS; TSX:
BLU) announces today that it has received approval from the NASDAQ Listing
Qualifications Staff of The NASDAQ Stock Market LLC (the "Staff") to transfer the listing of its common stock from The NASDAQ Global Market to The NASDAQ
Capital Market. The transfer will be effective as of the opening of the market on Friday, November 14, 2008. The Company will continue to trade on NASDAQ under the symbol "BLUS".
     The NASDAQ Capital Market is a continuous trading market that operates in the same manner as The NASDAQ Global Market. The NASDAQ Capital Market
includes the securities of approximately 450 companies. All companies listed on The NASDAQ Capital Market must meet certain financial requirements and adhere to NASDAQ's corporate governance standards.
     The listing transfer was sought by the Company in response to prior correspondence received from the Staff regarding compliance with The NASDAQ
Global Market's requirements for the minimum market value of the Company's listed securities, as disclosed in the Company's press release dated October
15, 2008.
     The Company's common stock is also listed on the Toronto Stock Exchange, which listing is not affected by the transfer from The NASDAQ Global Market to
The NASDAQ Capital Market.

     About BELLUS Health

     BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.

     To Contact BELLUS Health

     For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1 877 680
4500 or visit the Web Site at www.bellushealth.com.

     Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health
Inc.'s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS
Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.
     %SEDAR: 00012022EF          %CIK: 0001259942

     /For further information: Lise Hebert, Ph.D., Vice President, Corporate
Communications, (450) 680-4572, lhebert(at)bellushealth.com/
     (BLUS BLU.)

CO:  BELLUS Health Inc.

CNW 17:17e 13-NOV-08